File No. 812-13785

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

___________________________________

Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and 17(a)(2) of the 1940 Act.

_____________________________________

In the Matter of:

Huntington Asset Advisors, Inc.

Huntington Strategy Shares

41 South High Street

Columbus, Ohio 43215

_____________________________________

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Leslie K. Klenk, Esq.

Scot E. Draeger, Esq.

Bernstein Shur

100 Middle Street

P.O. Box 9729

Portland, ME 04104-5029

WITH A COPY TO:

Ronald Corn, Chief Compliance Officer

Huntington Asset Advisors, Inc.

41 South High Street

Columbus, Ohio 43215

Page 1 of 51 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on October 21, 2010.

TABLE OF CONTENTS

TABLE OF CONTENTS

2

I.

INTRODUCTION

5

A.

Summary of Application

5

B.

Precedent for Requested Relief

7

II.

APPLICANTS

8

A.

The Trust

8

B.

The Adviser

9

III.

APPLICANTS’ PROPOSAL

9

A.

Operational Structure of the Funds

9

1.

Capital Structure and Voting Rights; Book Entry

9

2.

Investment Objective(s) and Principal Investment Strategies

10

a.

General

10

b.

Depositary Receipts

12

3.

Listing Market

14

B.

Purchases and Redemptions of Creation Units

14

1.

Generally

14

2.

Placement of Orders to Purchase Creation Units

15

a.

Generally

15

b.

Settlement Process

16

c.

Transaction Fees

17

3.

Timing & Transmission of Purchase Orders

18

4.

Payment for Creation Units

19

5.

Placement of Orders to Redeem Creation Units

20

C.

Transacting in Shares on Listing Market; Pricing of Shares

21

D.

Dividends, Distributions and Taxes

22

E.

Shareholder Transaction Expenses; Operational Fees and Expenses

22

F.

Dividend Reinvestment Service

23

G.

Disclosure Materials

23

1.

Prospectus

23

a.

Delivery Requirements

23

b.

Disclosure Requirements – Distribution Activities

24

c.

Disclosure Requirements – Other

24

2.

Shareholder Reports; Other Filings with Commission;

Distribution Information

25

3.

Website

26

4.

Marketing

26

5.

Other Information Regarding Shares

27

H.

Investing Funds

27

1.

Overview of Investing Funds

27

2.

Fees/Expenses Associated with Investments in Funds

28

IV.

SUPPORT FOR THE RELIEF REQUESTED

28

A.

  Support for Relief Requested Pursuant to Section 6(c) of the

1940 Act

28

B.

Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the

1940 Act

29

C.

Support for Relief Requested Pursuant to Section 17(b) of the

1940 Act

29

D.

Satisfaction of Regulatory Concerns

30

1.

Transparency of Portfolio Securities;

Front-Running/Free-Riding Risk

30

2.

Liquidity

31

3.

Other Operational Issues

31

4.

Potential Discrimination Among Shareholders

31

5.

Potential Conflicts of Interest for ETF Investment Advisers

33

6.

Prospectus Delivery in Connection with Secondary

Market Purchases

34

V.

REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

34

A.

Sections 2(a)(32) and 5(a)(1) of the 1940 Act

34

B.

Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

35

C.

Section 12 (d)(1) of the 1940 Act

37

D.

Sections 17(a)(1) and 17(a)(2) of the 1940 Act

41

1.

Affiliates: Other than Investing Funds

41

2.

Affiliates: Investing Funds

44

VI.

EXPRESSED CONDITIONS TO THIS APPLICATION

45

A.

Actively-Managed Exchange-Traded Fund Relief

45

B.

Section 12(d)(1) Relief

46

VII.

PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

49

EXHIBIT A – VERIFICATION

51

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Huntington Asset Advisors, Inc. Huntington Strategy Shares 41 South High Street Columbus, Ohio 43215 File No. 812-13785

Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and 17(a)(2) of the 1940 Act.

I. INTRODUCTION

A.

Summary of Application

Huntington Asset Advisors, Inc. (“Adviser”), together with Huntington Strategy Shares, a newly created Delaware statutory trust (“Trust” and, collectively with the Adviser, “Applicants”) hereby file this Amended and Restated Application seeking an order under Sections 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act; Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and (B) (“Application”).  The order would permit, among other things: (i) the Trust to only issue and redeem shares in large aggregations (“Shares”); (ii) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Listing Market”); (iii) certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and a Fund, and any principal underwriter for the Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act,” and such persons registered under the Exchange Act, “Broker(s)”), to sell Shares beyond the limitations in Section 12(d)(1)(B); and (iv) certain affiliated persons of the Trust and affiliated persons of such affiliated persons (“Second Tier Affiliates”) to buy securities from, and sell securities to, the Trust in connection with the purchase and redemption of aggregations of Shares.

The Trust intends to operate as a multi-series investment company and to initially create and operate two (2) actively-managed investment series (the “Initial Funds”).

Applicants request that the relief requested herein extend to any future series of the Trust and to any other open-end investment company or series thereof that is an actively managed exchange-traded fund (“ETF”) (“Future Funds”).  Any Future Fund shall: (i) be advised by the

Adviser or any entity controlling, controlled by, or under common control with the Adviser, and (ii) comply with the terms and conditions of the order.  The Initial Funds, together with any Future Funds comprise the “Funds.”  Each Fund shall operate as an ETF.

Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number (“Creation Units”).  Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on the Listing Market.  The Shares will not be redeemable to a Fund unless combined into a Creation Unit.  It is expected that one or more member firms will be designated to act as a specialist or market maker for such Shares (collectively, “Market Makers”).

Applicants also request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (i) any Fund that is currently or subsequently part of the same “group of investment companies” as an Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act; (ii) any principal underwriter for the Fund; (iii) any Brokers selling Shares of the Fund to an Investing Fund (defined herein); and (iv) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act and that enters into a FOF Participation Agreement (defined herein) with the Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”).  Investing Funds do not include the Funds.

One or more Funds may invest in other open-end and/or closed-end investment companies and/or ETFs beyond the limitations set forth in Section 12(d)(1)(A) (“FOF ETF”).  For purposes of complying with Section 12(d) of the 1940 Act, a FOF ETF will either comply with one of the relevant statutory exemptions, for example, Section 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3.  In addition, a FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).1

All entities that currently intend to rely on the order are named as applicants.  Any Fund that relies on the order will comply with the terms and conditions of this Application.  An Investing Fund may rely on the order only to invest in a Fund and not in any other registered investment company.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (“Commission”).

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1   In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

B.

Precedent for Requested Relief

Previous orders of the Commission permitting ETFs generally have involved investment companies with a basket of portfolio securities (“Portfolio Securities”) selected to correspond to the price and yield performance of a particular securities index (“Index ETF”).  The ETFs that are subject to this Application, however, will not attempt to track the performance of a specific securities index.  The relief requested herein would permit an ETF to hold securities actively managed by its investment adviser unrelated to the performance of any index.  Because Applicants seek exemptive relief for an actively managed fund to issue exchange-traded shares, this Application addresses not only the customary issues raised by an index-based ETF proposal, but also the additional issues the Commission has raised regarding the concept of an actively managed ETF.2  The Applicants, however, believe that the relief sought herein does not raise any novel issue or any unique regulatory concerns and remains appropriate.

Moreover, the Commission has recently granted relief similar to that which is requested herein to ETFs with Portfolio Securities that are actively managed (“Actively Managed ETFs”) including U.S. One Trust3, PIMCO ETF Trust4, AdvisorShares Trust5, Grail Advisors ETF Trust6, Wisdom TreeTrust7, First Trust Exchange-Traded Fund III8, PowerShares Actively

___________________________

2  Investment Company Act Release No. 25258 (November 8, 2001) (“Concept Release”).

3  In the Matter of U.S. One, Inc., et al., Investment Company Act Release Nos. 29164 (Mar. 10, 2010) (order) and 29128 (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

4  In the Matter of Pacific Investment Company LLC, et al., Investment Company Act Release Nos. 28993 (Nov. 10, 2009) (order) and 28949 (Oct. 20, 2009) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

5  In the Matter of AdvisorShares Investments, LLC, et al,, Investment Company Act Release Nos. 28822 (July 20, 2009) (order) and 28568 (December 23, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

6  In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28604 (Jan. 16, 2009) and 28571 (Dec. 23, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)B), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

7  In the Matter of WisdomTree Asset Management, Inc., et.al., Investment Company Act Release Nos. 28471 (Oct. 27, 2008) (order) and 28419 (Sept. 29, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being  requested by the Applicants.

8  In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28468 (Oct. 27, 2008) (order) and 28421 (Sept. 29, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d),  of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

Managed Exchange-Traded Fund Trust9, Shares Trust10, and Bear Stearns Active ETF Trust.11  In addition, Applicants note that if proposed Rules 6c-11 and 12d1-4 under the 1940 Act are adopted, these rules would provide Applicants the relief sought in this Application.

II. APPLICANTS

A.

    The Trust

The Trust was organized as a statutory trust under the laws of the State of Delaware on September 7, 2010 and will be registered with the Commission as an open-end management investment company.  The Trust will be overseen by a board of trustees (“Board”) which will comply with the composition requirements of Section 10 of the 1940 Act.

Each Fund will adopt its own investment objective(s) and policies and will seek to achieve its investment objective by utilizing an “active” management strategy which may result in periodic changes to the Fund’s portfolio.  Consistent with the requirements of the 1940 Act, certain investment policies of a Fund will be “fundamental” and cannot be changed without the approval of a majority of the Fund’s outstanding Shares.  Each Fund will be classified as “diversified” or “non-diversified” under the 1940 Act.12  Each Fund also intends to maintain the required level of diversification, and otherwise conduct its operations, so as to qualify as a "regulated investment company" ("RIC") for purposes of the Internal Revenue Code of 1986, as amended ("Code"), in order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.

A Broker will be the principal underwriter and distributor of Shares comprising the Creation Units (“Distributor”).  The Distributor will distribute Shares on an agency basis.  The Distributor is not, and will not be, affiliated with any Listing Market.  The Distributor will be identified as such in the current prospectus (“Prospectus”) of each Fund and will comply with the terms and conditions of this Application.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.  The first is an institutional

___________________________

9 In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28171 (Feb. 27, 2008) (order) and 28140 (Feb. 1, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently requested by the Applicants.

10In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28173 (Feb. 27, 2008) (order) and 28146 (Feb. 6, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

11In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release Nos. 28172 (February 27, 2008) (order) and 29143 (February 5, 2008) (notice).  The order provided similar relief from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently being requested by the Applicants.

12Section 5(b) of the 1940 Act.  If a Fund is “non-diversified,” appropriate risk disclosure will be included in the Fund’s registration statement.

investor that desires to purchase professionally managed ETFs as an economic means to further diversify its investment portfolio.  The other potential institutional investor is the arbitrageur who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the cost of depositing a Creation Deposit and creating a Creation Unit to be unbundled into individual Shares.  Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market and maintain the market price of Shares close to their net asset value (“NAV”). Applicants also expect that the Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Purchasers of Creation Units may hold such Shares or sell them into the secondary market.  Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom the Shares will provide an economical means to invest in a variety of different securities.  As in the case of other ETFs, each Fund: (i) can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; (ii) may be relatively tax-efficient investment vehicles to the extent that a Fund can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption of Creation Units; (iii) publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and (iv) immediately reinvest interest or income generated from Portfolio Securities, as applicable.  If Section 12(d)(1) relief is granted, each Fund will also offer an Investing Fund the benefits noted above.  For example, each Fund will offer a simple and efficient way to gain exposure to a variety of equity strategies.

B.

The Adviser

Huntington Asset Advisors, Inc., an Ohio corporation, will be the investment adviser to each Fund.  The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).  A Fund may engage one or more subadvisers (“Other Adviser(s)”) to manage specific strategies suited to the Other Adviser’s expertise.  Each Other Adviser will be registered under the Advisers Act.

III. APPLICANTS’ PROPOSAL

A.

Operational Structure of the Funds

1.

Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated there under, and state law applicable to Delaware statutory trusts.

The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (“Beneficial Owners”) will be shown on the records of the DTC or DTC participants (e.g. Brokers, banks, trust companies and clearing companies) (“DTC Participants”).  Shares will be registered in book-entry form only and no Fund will issue share certificates nor will any

Beneficial Owner have the right to receive a certificate representing Shares.  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the DTC and DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to the Beneficial Owners will be at such Fund’s expense through customary practices and the facilities of the DTC and DTC Participants.

2.

Investment Objective(s) and Principal Investment Strategies

a.

General

Each Fund’s investment objective, policies, and investment strategies will be fully disclosed in the Fund’s Prospectus and current Statement of Additional Information (“SAI”).  The follow chart summarizes the objective and principal investment strategies of each Initial Fund:

Fund	Investment Objective[13]	Principal Investment Strategy
Rotating Strategy Fund	Capital appreciation

•

Invest, under normal circumstances, at least 75% of its assets in the equity securities of companies located in the U.S. and included in the S&P 500 Index.

•

Rotate investments among industries that the Fund’s investment adviser believes will offer the greatest potential for capital appreciation in a given market environment.

EcoLogical Strategy Fund	Capital appreciation

•

Invest (either directly or through the ownership of index-based securities)[14], under normal conditions, at least 65% of its total assets  in equity securities that principally trade in U.S.  markets and that are issued by companies located in the U.S. positioned to benefit from environmental consciousness.

•

May invest in the equity securities of companies with a variety of market capitalizations.

•

May invest significant assets in equity securities issued by foreign companies.

Each Initial Fund reserves the right to invest in other instruments, all in accordance with its investment objective and the requirements of the 1940 Act

___________________________

13  Each Initial Fund’s investment objective is non-fundamental and may be changed by the Board without a shareholder vote.

14  An index-based security is an ETF that represents ownership in a long-term investment trust that holds a portfolio of common stocks designed to track the price performance and dividend yield of an index, such as the Russell 200 Index, the S&P 500, or the NASDAQ-100 Index.

and rules there under.  Each Fund will principally consist of equity securities, fixed income securities, and/or currencies (“Portfolio Instruments”).  No Fund relying on the order requested by this Application will invest in options contracts, futures contracts, swap agreements, or other derivative securities.

Each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any change in portfolio composition on the following business day (T+1), the first day that such security would be reflected in the Fund’s NAV.  Each Fund will disclose the Portfolio Instruments that will be used to calculate its NAV on any day that the New York Stock Exchange (“NYSE”) is open prior to the commencement of trading on the Listing Market on which its Shares are listed.15

b.

Depositary Receipts

Each Fund may invest in depositary receipts representing foreign securities in which the Fund seeks to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (“Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.16  Applicants do not believe that investments in Depositary Receipts will adversely affect a Fund.

To the extent that a Fund invests in Depositary Receipts, the Depositary Receipts will be listed on a U.S. or foreign exchange.  A Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.  A Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.17

Generally, a Fund will hold Depositary Receipts only in situations where the Adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign security, would benefit the Fund.  This could occur where an investment in a Depositary Receipt offers greater liquidity or otherwise improves the liquidity, tradability or settlement of a Fund’s then current Deposit Securities

___________________________

15  Currently, each Index ETF and each Actively Managed ETF publishes its basket of Portfolio Securities once each business day.

16  With respect to American Depositary Receipts (“ADRs”), the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”) on Form F-6. With respect to other Depositary Receipts, the Depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.

17  Applicants understand that since 1984 all listed ADRs are required to be sponsored.  pplicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues.  Thus, although Applicants have no present intention for a Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Fund.

(defined herein).  A Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for it.  Alternatively, local market regulations may place restrictions on the transfer of local securities and prohibit the in-kind delivery and receipt of local securities as part of the issuance and redemption of Creation Units causing the Adviser to opt for Depositary Receipts.  In addition, to the extent that a Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling the Deposit Securities and of disposing of Redemption Securities (defined herein).  Furthermore, certain Depositary Receipts – namely global depositary receipts (“GDRs”) and Euro depositary receipts (“EDRs”) may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the Underlying Securities they represent.  Accordingly, the investment in GDRs and EDRs in lieu of Underlying Securities may result, in certain instances, in reduced trading, settlement and other costs for a Fund.  In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Deposit Securities or distributed as Redemption Securities.  This should improve the efficiency of issuing and redeeming Creation Units.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and Underlying Securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the Underlying Securities they represent.  Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding Underlying Securities will have any material negative impact on the efficiency of issuing and redeeming Creation Units because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding Underlying Securities.  Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding Underlying Securities as both are traded and priced intra-day on securities exchanges and markets.  Each Fund will publish each Business Day (defined herein) a list of the current Deposit Securities (including any Depositary Receipts) and the intra-day values of the Creation Deposit (defined herein) will be updated throughout the day.  Investors that wish to purchase or redeem Creation Units will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Creation Deposit.  Applicants therefore expect that a Fund’s investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Fund.  Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts.  Finally,

Applicants do not anticipate any liquidity issues with respect to any Fund’s use of Depositary Receipts.

3.

Listing Market

The Trust intends to submit an application to list the Shares of each Fund on a Listing Market such as the NYSE Arca and the Shares will trade in the secondary market in the same manner as other equity securities and ETFs.  As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on the Listing Market.  Shares may also be cross-listed on one or more foreign securities exchanges.  Neither the Adviser nor the Distributor nor any affiliated person thereof will maintain a secondary market in the Shares.

B.

Purchases and Redemptions of Creation Units

1.

Generally

Each Fund will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of the close of regular trading on the NYSE (ordinarily 4:00 p.m. ET) on each day that the NYSE is open (“Business Day”).  Each Fund will sell and redeem Creation Units only on a Business Day.  The number of Shares to comprise a Creation Unit will be specified in a Fund’s Prospectus.

Generally, purchases of Creation Units shall be made by means of an in-kind tender of securities designated by the Adviser (“Deposit Securities”), with any cash portion of the purchase price (“Cash Component”) to be kept to a minimum, all in a manner described herein.  The Cash Component is an amount equal to the difference between (i) the NAV per Share of a Creation Unit of a Fund and (ii) the total aggregate market value per Creation Unit of the Deposit Securities.18  Similarly, Creation Units will generally be redeemed by a Fund in exchange for a basket of securities designated by the Adviser ("Redemption Securities") with any cash portion to be kept to a minimum, except upon liquidation of the Fund.19 Depending on whether the NAV of a Creation

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18  If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, the Cash Component will be negative, in which case the Cash Component will be paid by the relevant Fund to the investor rather than vice-versa.

19  To the extent in-kind purchases and redemptions are utilized, a Creation Unit will be purchased or redeemed from a Fund for a basket of Deposit Securities or Redemption Securities, respectively, that corresponds pro rata, to the extent practicable, to the Fund portfolio plus the Cash Component.  Each Fund must comply with the Federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including when Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, a Fund will comply with the conditions of Rule 144A.  The Prospectus for a Fund will state that an Authorized Participant (defined herein) that is not a ‘Qualified Institutional Buyer,’ as defined in Rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

Unit is higher or lower than the market value of the Redemption Securities, the redeemer will either receive from or pay to a Fund, an amount calculated in the same manner as the Cash Component (“Cash Redemption Payment”).20  Typically, the Deposit Securities and Redemption Securities designated for the purchase or redemption of Creation Units, respectively, on a Business Day will be equivalent.21

While this in-kind approach minimizes the need to liquidate Portfolio Instruments to satisfy redemptions of Creation Units and to acquire Portfolio Instruments in connection with the purchase of Creation Units as well as the transactional costs associated therewith, each Fund may, in its discretion and as circumstances warrant: (i) permit an in-kind purchaser to substitute cash or another security in lieu of one or more Deposit Securities; and (ii) pay a redeeming investor cash in lieu of transferring one or more Redemption Securities (“Cash-In-Lieu Amount”).22  A Fund also reserves the right to pay a redeeming investor entirely in cash.23

In addition, over time, the Trust may conclude that operating a Fund on an in-kind basis may present operational problems for the Fund.  In order for the Trust to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that Shares may be purchased in Creation Units on a cash-only basis.  The decision to permit cash-only purchases of Creation Units of a Fund would be made if the Trust and the Adviser believed such method would substantially minimize the Fund’s transaction costs or would enhance the Fund’s operational efficiencies.

2.

Placement of Orders to Purchase Creation Units

a.

Generally

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (i) a “Participating Party”, (i.e., a Broker or other participant in the Continuous Net Settlement

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20  Although calculated in the same manner is the Cash Component, the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on the redemption date.

21  Deposit Securities and Redemption Securities may differ when, among other things, Deposit Securities include securities to be added to a Fund portfolio as of the close of a Business Day and Redemption Securities include securities that are intended to be disposed of as of that same date.

22  A Fund may, for example, desire to substitute cash for certain Deposit Securities or Redemption Securities if such securities are not eligible for trading by the Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting.  Substitution may also be required for foreign securities that are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances.  Substitution of Deposit Securities may also be permissible if one or more Deposit Securities: (i) are unavailable or not available in the quantity needed to make a Creation Deposit (defined below); or (ii) are not eligible for transfer through the NSCC or DTC Process (each defined below).  Any Cash-In-Lieu Amount will be incorporated into the Cash Component.

23  A Fund may, for example, want to provide all redeeming shareholders with cash proceeds, rather than a basket of securities, if doing so would benefit the Fund and its shareholders.  For example, a Fund may need to manage its cash position on a day when it receives an extraordinary amount of dividend income.

(“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor and the transfer agent with respect to the purchase and redemption of Creation Units.24  Authorized Participants may be, but are not required to be, members of the Listing Market.  An investor does not have to be an Authorized Participant, but must place an order to purchase or redeem Creation Units through an Authorized Participant.  An investor may obtain a list of Authorized Participants from the Distributor.

b.

Settlement Process

Purchase orders for Creation Units of a Fund will be processed either through an enhanced clearing process or through a manual clearing process (“NSCC Process” and “DTC Process,” respectively).  Investors purchasing Creation Units entirely for cash will be required to use the DTC Process rather than the NSCC Process.  Settlement and clearing of foreign securities presently cannot be made using either the NSCC Process or the DTC Process.  This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).  With respect to any Fund that invests in a mix of domestic and foreign equity and fixed income securities, the clearance and settlement of its Creation Units will depend upon the nature of each security, consistent with the processes discussed below.

The Shares will clear and settle in the same manner as the shares of other ETFs and the Deposit Securities will settle and clear in the same manner as other relevant instruments.

Equity securities that trade in the U.S. markets will be processed through the NSCC Process or the DTC Process.  The enhanced clearing process or NSCC Process is only available to participants in the NSCC/CNS System.  This system has been specifically enhanced to effect purchases and redemptions of ETF securities such as the Shares.  The NSCC Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single position.  By contrast, the manual system or DTC Process is available to all DTC Participants and involves a manual line-by-line movement of each security position.25  Because the DTC Process involves the movement of multiple securities while the NSCC Process involves the movement of one unitary basket which automaticall processes the

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24  Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares.

25  In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

movement of numerous securities, the DTC will charge a Fund more than the NSCC to settle a purchase of Creation Units.

Generally, Deposit Securities that are fixed income securities (other than U.S. government or U.S. government agency securities) will clear and settle through the DTC in the same manner as the fixed income securities held by other ETFs.26  Deposit instruments that are U.S. government or U.S. government agency securities and any cash will settle via free delivery through the Federal Reserve System.

Non-U.S. equity and fixed income securities will settle in accordance with the normal rules for settlement of such instruments in the applicable non-U.S. market.  Accordingly, once a purchase order has been placed with the Distributor for Creation Units of a Fund that invests wholly or in part in foreign securities, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”).  The Custodian will then inform the appropriate sub-custodians, as applicable.  The Authorized Participant will then deliver to the Custodian or appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or Cash-In-Lieu Amount, subject to any appropriate adjustments as determined by the applicable Fund.  The Deposit Securities and Cash-In-Lieu Amount must be delivered to the applicable Fund’s account(s) maintained at the Custodian or applicable sub-custodians.  If applicable, the sub-custodians will confirm to the Custodian that the Deposit Securities and Cash-In-Lieu Amount have been delivered, and the Custodian will notify the Adviser and Distributor of the same.

Shares will clear and settle through the NSCC or the DTC.  The Custodian will monitor the movement of underlying Deposit Securities and applicable cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly.  The settlement of Shares will be aligned with the settlement of the corresponding Deposit Securities as well as the receipt of all applicable cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.

Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

c.

Transaction Fees

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase and redeem Creation Units in-kind and such costs have a potential to dilute the interests of the Fund’s existing Beneficial Owners.  Each Fund recoups these costs by imposing a

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26  See In the Matter of iShares Trust et. al., Investment Company Act Release No. 25622 (June 25, 2020), as amended, except that no Fund will track underlying indices.

“Transaction Fee” on investors purchasing (and redeeming) Creation Units.  For this reason, investors purchasing (and redeeming) Creation Units through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.  The Transaction Fee will be limited to amounts that have been determined by the Adviser to be appropriate.   The Transaction Fee will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments.27  Every purchaser of Creation Units of a Fund will receive a Prospectus that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fees charged by the Fund.  Variations in the Transaction Fee may occur from time to time.  The method of calculating the Transaction Fee and the method of determining such variations will be fully disclosed in each Fund’s SAI.

3.

Timing and Transmission of Purchase Orders

All orders, other than custom orders, to purchase (and redeem) Creation Units must be received by the Distributor no later than the NAV calculation time  (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.28  In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET in order to receive the NAV calculated on the Transmittal Date.

The Distributor will transmit all purchase orders to the applicable Fund.  The Distributor or a Fund may reject an order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  After a Fund has accepted a purchase order and received delivery of the Deposit Securities and Cash Component, the NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.  The Distributor will furnish a Prospectus or a Prospectus summary consistent with the terms of Rule 498 under the Securities Act (“Prospectus Summary”) and a confirmation to those placing purchase orders and the Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement delivery of Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities has been completed and any Cash Component has been received.  Notwithstanding the foregoing, to the extent contemplated by the Participant

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27  Where a Fund permits an investor to substitute cash in lieu of depositing one or more Deposit Securities, the investor may be assessed a higher Transaction Fee to offset the transaction costs incurred by the Fund to purchase those Deposit Securities.  In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

28  A custom order may be placed by an Authorized Participant in the event that a Fund permits the substitution of an amount of cash to replace any Deposit Security.

Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the Deposit Securities and applicable Cash Component have not been received in whole or in part, in reliance on the undertaking of the Authorized Participant to deliver any missing Deposit Securities or cash as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.  A Fund’s SAI or the Participant Agreement may contain further details relating to this collateral process.

4.

Payment for Creation Units

Generally, persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Securities together with the Cash Component, plus the applicable Transaction Fee.  The Deposit Securities and Cash Component collectively comprise the “Creation Deposit.”  The Cash Component is a cash payment designed to ensure that the total aggregate value of the Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase.  The Cash Component will be payable by 12:00 p.m. ET on the Business Day following the date on which the purchase order was accepted by the Distributor and the applicable Fund (T+1).  Deposit Securities must be received by 12:00 p.m. ET on the third Business Day following the date on which the purchase order was accepted by the Distributor and the applicable Fund (T+3).

Each Fund will make available on each Business Day, prior to the opening of trading on the Listing Market (expected to be 9.30 a.m. ET), the list of names and required number of shares of each Deposit Security to be included in the Creation Deposit for that Business Day.29  Each Fund will make available on a daily basis information about the previous day’s Cash Component.  The Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit composition is announced.

The identity and quantity of a Deposit Security required for the Creation Deposit for a Fund will change as the Portfolio Instruments change and are rebalanced from time to time by the Adviser in light of the investment objective and strategies of the Fund.

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29  The Adviser and Distributor each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”).  In addition, the Advisor will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules there under, of material non-public information by the Advisor or associated person (“Inside Information Policy”).  Any Other Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures.  In accordance with the Adviser’s Code of Ethics and Inside Information Policy, personnel of the Adviser with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the investor.

5.

Placement of Orders to Redeem Creation Units

To redeem, an investor must accumulate enough Shares to constitute a Creation Unit.  The Trust will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in all cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of the Fund.  Applicants currently contemplate that Creation Units of a Fund will be redeemed principally in-kind (together with the any Redemption Cash Payment).30

Redemption requests must be placed by or through an Authorized Participant.  All orders to redeem Creation Units of a Fund must be received by the Distributor in proper form no later than the NAV Calculation Time on the Transmittal Date in order for the redeeming investor to receive the Fund’s NAV determined on that date.  All requests for redemption are subject to acceptance by the Distributor and the applicable Fund and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, pursuant to the procedures set forth in the Participant Agreement.  If a request for redemption is rejected by the Distributor or the Trust, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Trust will notify the redeemer, which will have to resubmit the request in good order.  The transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement.

As discussed with respect to purchases, a redeeming shareholder will also pay a Transaction Fee to offset a Fund’s operational costs incurred in transferring the Redemption Securities from its account to that of the redeeming shareholder.  A shareholder redeeming Shares outside the NSCC Process may be required to pay a higher Transaction Fee than a shareholder utilizing the NSCC Process.  In addition, cash redemptions will be assessed a higher Transaction Fee to cover the costs of selling the applicable Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities.  The Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units and will be calculated in the manner disclosed in each Fund’s Prospectus and/or SAI.

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30   If a redeeming shareholder must take (or chooses to take) cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit(s) to be redeemed to the Distributor on behalf of a Fund prior to the time that the Fund calculates its NAV on the Transmittal Date, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to purchase the missing Shares or acquire the Redemption Securities and Cash Redemption Payment underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost incurred by the Trust to acquire the Shares, Redemption Securities, and Cash Redemption Payment and the value of the collateral.  The Participant Agreement or a Fund’s SAI may contain further information relating to this collateral process.

To the extent a Fund invests in foreign securities, the investor taking delivery of Redemption Securities (e.g. the Authorized Participant or Beneficial Owner, as applicable) must maintain appropriate security arrangements with a Broker, bank, or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded.  If neither the Authorized Participant nor the Beneficial Owner has appropriate arrangements in place or if it is not otherwise possible to deliver Redemption Securities in certain jurisdictions, a Fund may use its discretion to redeem the Creation Units of the Fund for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.  Shareholders redeeming Creation Units solely in cash will be required to use the DTC Process rather than the NSCC Process.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act.

C.

Transacting in Shares on Listing Market; Pricing of Shares

Shares will trade on the Listing Market in the same manner as other equity securities and ETFs and their price will based on a current bid/offer in the secondary market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges.

Like the price of all traded securities, the price of a Fund’s Shares will be subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund.  Shares available for purchase and sale on an intra-day basis on the Listing Market will not have a fixed relationship with either their previous Business Day’s NAV or their current Business Day’s NAV.  Prices on the Listing Market may be below, at, or above the most recently calculated NAV of such Shares.

D.

Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.  Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to each record owner which will either be the DTC or a DTC Participant.  Beneficial Owners will receive their pro rata portion of a distribution from the DTC or through DTC Participants, as applicable.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

E.

Shareholder Transaction Expenses; Operational Fees and Expenses

No sales charges for purchases of Shares of any Fund will be imposed.  Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with the purchase and redemption of Creation Units.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased, or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Fund’s Prospectus.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party.  Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund.  Such expenses may include investment advisory fees, custody fees, registration fees of the Commission, the Listing Market listing fees, and other costs properly paid by each Fund.  Common expenses and expenses which are not readily attributable to a specific Fund will be allocated amongst all Funds on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and relative size of each Fund.  Such expenses may include, but will not be limited to, fees and expense of Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing, and mailing Prospectuses, SAIs, annual and semi-annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees, compliance services fees and insurance premiums.  All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except those to be assumed by the Adviser or other party.

Each Fund’s investment advisory contract with the Adviser and the fees payable there under will be approved pursuant to Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act.  For its services, the Adviser will receive an advisory fee, accrued daily and paid monthly in arrears, on an annualized basis, of a specified percentage of the average daily net assets of each Fund.  The advisory fees paid by each Fund may differ, and the advisory fee payable by each Fund pursuant to the investment advisory contract will be disclosed in its relevant Prospectus.  The Adviser shall pay the fees of any Other Adviser for advisory services rendered to a Fund from the advisory fees paid by the Fund to the Adviser.

The administrator, fund accountant, transfer agent, and Custodian will provide certain administrative, fund accounting, transfer agency, and custodial services to each Fund.  Each will receive a fee from a Fund that is based on a percent of the average daily net assets of the Fund, a flat dollar amount, or a combination of both.

The Adviser or any other service provider for each Fund may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect the Fund.

F.

Dividend Reinvestment Service

The Trust will not make the DTC book entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such service.

G.

Disclosure Materials

1.

Prospectus

a.

Delivery Requirements

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus.  Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.  Accordingly, because the Creation Units will be issued by an open-end investment company, are redeemable, and continually in distribution, the aforementioned law requires the delivery of a Fund’s Prospectus prior to or at the time of confirmation of each secondary market sale of Shares involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses or Prospectus Summaries to Brokers.  The Brokers, and not the Distributor, shall ensure that a Prospectus or Prospectus Summary is provided to secondary market purchasers of Shares.  Each Fund’s Prospectus will also be available, free of charge, on the Trust’s website.  Moreover, consistent with the requirements of Section 5(b)(2), the Distributor will also deliver a Prospectus or Prospectus Summary of a Fund to each Authorized Participant who purchases its Creation Units.

b.

Disclosure Requirements – Distribution Activities

A Fund’s Prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  Because new Shares may be issued on an ongoing basis, a “distribution,” as such term is used in the Securities Act, may be occurring at any time.  Each Fund’s Prospectus shall caution Brokers and other persons that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  Each Fund’s Prospectus will state that whether a person is an underwriter depends on all the facts and circumstances pertaining to that person’s activities.

Each Fund’s Prospectus will also caution dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, that they would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.  Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that pursuant to Rule 153 under the Securities Act, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a sale on the Listing Market is satisfied by the fact that a Fund’s Prospectus is available at the Listing Market upon request.  A Fund Prospectus will also note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Market.

c.

Disclosure Requirements - Other

With respect to disclosure regarding the description of each Fund and its Shares, the Prospectus shall: (i) not use the term “mutual fund” except to compare and contrast a Fund with conventional mutual funds; (ii) only use the term “open-end investment company” to the extent required by Form N-1A although this phrase will not be referenced in the Prospectus cover page or summary; (iii) include on the Prospectus front cover page and on the front cover page of the Prospectus Summary a distinct paragraph or paragraphs setting forth the fact that the Shares will be listed on the Listing Market and will be redeemable in Creation Units only; (iv) disclose that the owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only; and (iv) disclose that the secondary market price of a Share may be less, more, or equal in value to its NAV.31  Moreover, each Fund’s Prospectus will include appropriate detail regarding the purchase, redemption, and exchange-trading features of the  Shares.  A detailed explanation of the issuance and redemption procedures for Creation Units will be included in the SAI.

In addition to the above, each Fund’s Prospectus will be written in plain English, will state that the Fund is an actively managed exchange-traded fund, and will disclose, among other things: (i) the Fund’s investment objective and principal investment strategies; (ii) the material risks of owning Shares; (ii) the manner in which Shares will be traded on the Listing market, including application of trading halt procedures; (iv) the identity of the Adviser and the material aspects of the Adviser’s investment methodology; (v) the composition and frequency of net dividend distributions; and (vi) the actions, if any, that would be taken by the Fund if its Shares were delisted.  The Prospectus will also clearly disclose that while Creation Units may be redeemed, commissions and other costs may be incurred with accumulating sufficient Shares to redeem a Creation Unit.  Finally, each Fund’s Prospectus will also include the estimated cost of a Creation Unit of the Fund (based on the NAV of Shares as of a recent date) and will refer an investor to the SAI for more details regarding the process for purchasing and redeeming Creation Units.

2.

Shareholder Reports; Other Filings with the Commission; Distribution Information

The Trust, on behalf of each Fund, must file with the Commission: (i) semi-annual shareholder reports on Form N-CSR32; (ii) semi-annual disclosures of certain non-financial data on Form N-SAR; (iii) the Fund’s annual proxy voting record on Form N-PX for the most recent 12 months ended June 30 ("Proxy Record"); and (iv) quarterly schedules of portfolio holdings of Form N-Q.  Each Fund's latest semi-annual and annual shareholder reports as well as each Fund's Proxy Record will be available, free of charge, on the Fund's website.  Copies of each Fund's Forms N-CSR, N-SAR, and N-Q may be viewed and downloaded, free of charge, from the Commission's website at http://www.sec.gov.

The Trust shall transmit to the DTC and DTC Participants copies of each Fund’s annual and semi-annual financial reports for distribution to the Beneficial Owners of

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31  Consistent with condition A.5 of Section VI of this Application, after a Fund has traded for twelve months or more, its Prospectus and annual report will provide supplementary information on market premiums and discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV.

32  The shareholder report represents only a portion of the information to be disclosed by a Fund on Form N-CSR.

Shares as of the end of each such annual and semi-annual period, respectively.  Each such report shall contain financial statements and such other information as may be required by applicable laws, rules, and regulations.  The financial statements contained in a Fund’s annual report shall be audited by independent accountants of nationally recognized standing.

Moreover, with respect to each distribution, the Trust will furnish the DTC and DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share and an annual notification as to the tax status of a Fund’s distributions.

3.

Website

The Trust’s website, which will be publicly available prior to the public offering of Shares, will include each Fund’s Prospectus, SAI, latest annual and semi-annual financial reports, and Proxy Record, all of which may be downloaded.  The website and information posted thereon will be publicly available at no charge.

The website shall also contain the following information, on a per Share basis, for each Fund: (i) the prior Business Day’s NAV, the reported closing price on the Listing Market, and a calculation of the premium or discount of the closing price against such NAV; and (ii) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.  Moreover, on each Business Day, prior to the commencement of trading in Shares of the Listing Market, the Adviser shall post on the website the identities and weightings of the Portfolio Instruments held by the Fund that will form the basis for the calculation of the NAV at the end of that Business Day. 33

4.

Marketing

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  Although the Trust will be classified and registered under the 1940 Act as an “open-end investment company,” neither the Trust nor any Fund will be marketed or otherwise held out as a traditional open-end investment company or mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund.”  No Fund marketing materials (other than as required for purposes of Prospectus disclosure) will reference an open-end investment company or mutual fund except to compare the Trust or a Fund with a traditional mutual fund.  Finally, all marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that Shares may be acquired from or

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33  Under accounting procedures followed by each Fund, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

redeemed with a Fund in Creation Units only.  This approach will also be followed with respect to disclosures regarding the purchase and sale of Creation Units and Shares traded on a Listing Market contained in the Prospectus, SAI, and shareholder reports.

5.

Other Information Regarding Shares

Because the Shares are listed on the Listing Market, prospective investors have access to information about a Fund over and above what is normally available for shares of a traditional open-end investment company or mutual fund.  Specifically, the Listing Market is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of the Consolidated Tape Association (“CTA”) and CQ High Speed Lines; information with respect to recent NAV, net accumulated dividend, final dividend amount paid, shares outstanding, and estimated Cash Component per Creation Unit will be made available prior to the opening of the Listing Market.  Applicants also expect that the Listing Market will disseminate every 15 seconds throughout the regular trading hours, through the facilities of the CTA, a value per Share representing the sum of the estimated Cash Component and the current value of the Deposit Securities.  This amount represents the estimated NAV of a Share.  Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.  Comparing the estimated NAV of a Share to its corresponding market price will allow investors to determine whether, and to what extent, the Shares are selling at a premium or discount to NAV.

H.

Investing Funds

1.

     Overview of Investing Funds

An Investing Fund is a registered management investment company or a registered unit investment trust that enters into an agreement with a Fund to invest in Shares in reliance upon the requested order (“FOF Participating Agreement”).  An Investing Fund will not be part of the same group of investment companies as a Fund.  Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser.  Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”).  Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

An Investing Fund may invest in a Fund (other than an FOF ETF) beyond the limitations in Sections 12(d)(1)(A) of the 1940 Act and may affect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.  Since an Investing Fund will not be part of the same group of investment companies as a Fund and will not have the Adviser, or an entity controlling, controlled by, or under common control with the Adviser as the Investing Fund Adviser or Investing Fund Sponsor, the FOF Participation Agreement will require each Investing Fund to adhere to the terms and conditions of the requested order and participate in proposed transactions in  Fund Shares in a manner that addresses concerns regarding the requested relief.  The FOF Participation Agreement also will include an acknowledgment from each Investing Fund that it may rely on the order requested herein only to invest in a Fund and not in any other investment company.

2.

Fees/Expenses Associated with Investments in Funds

Applicants anticipate that most, if not all, transactions effected by an Investing Fund pursuant to the requested order will be secondary market transactions.  Although Shares of each Fund will be sold without a sales load, investors, including an Investing Fund, who purchase and sell Shares through a Broker in secondary market transactions affected on the Listing Market may be charged customary brokerage and commission charges.  For transactions in Creation Units, Transaction Fees are charged to offset settlement and other costs associated with the issuance and redemption of Creation Units.

Shareholders of an Investing Fund will also indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses.  As discussed below, certain of the proposed conditions set forth in Section VI of this Application will apply to the fees and expenses charged by an Investing Fund.

IV. SUPPORT FOR THE RELIEF REQUESTED

A.

Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act

The exemptive relief from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 there under summarized in Sections V.A and V.B of this Application is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security, or transaction from any provision of the 1940 Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of…[the 1940 Act].”

The Applicants believe that the Shares of each Fund afford significant benefits in the public interest.  The typical ETF allows investors to trade a portfolio of securities in a size comparable to a share of common stock.  Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The popularity of the Index ETFs is ample testimony to the fact that this basket structure has proven attractive to investors.  Like the Index ETFs and Actively Managed ETFs, availability of Shares would: (i) provide increased investment opportunities which should encourage diversified investment; (ii) provide, in the case of Shares trading on the Listing Market, a low-cost, market-basket security for small- and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only at closing prices and that would permit investors to respond quickly to market change; (iii) provide a security that should be freely available in response to market demand; (iv) provide competition for comparable products available in the

U.S. markets; (v) attract capital to the U.S. equity market; (vi) facilitate the implementation of diversified investment techniques; and (vii) provide a more tax efficient investment vehicle than traditional mutual funds.34

The Commission has also indicated that Section 6(c) permits it to exempt “particular vehicles and particular interest” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”35  The Shares proposed to be offered would provide a new exchange-traded investment company prodcut available to both retail and institutional investors.

Based on the above, and since the proposed operation of each Fund does not raise any unique regulatory concerns separate and apart from those previously addressed in prior requests for relief by Index ETFs and Actively Managed ETFs, the Applicants believe that the Shares of each Fund are appropriate for exemptive relief under Section 6(c).

B.

Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the 1940 Act

The exemptive relief from Section 12(d)(1)(A) and (B) of the 1940 Act summarized in Section V.C of this Application is requested pursuant to Section 12(d)(1)(J) of the 1940 Act which provides that the Commission may:

“conditionally or unconditionally exempt any person, security, or transaction, or any classes of persons, securities or transactions from any provision of [Section 12(d)(1)] , if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Applicants believe that, subject to the conditions outlined in Section VI.B of this Application which are intended to address the potential abuses associated with “fund-of-fund” investment products, permitting an Investing Fund to purchase Fund Shares and a Fund to sell its Shares beyond the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) is consistent with the public interest and the protection of investors.  Applicants contend that the increase of investment options resulting from the requested relief may enhance an Investing Fund’s ability to successfully achieve its investment objective.  Further, Applicants also maintain that the relief will benefit each Fund by expanding the pool of investors eligible to purchase Shares.  An increase in participants eligible to purchase Creation Units from a Fund may also result in an increase of assets under management which translates into lower Fund operating expenses and a potential increase in NAV and the market value of Shares.

C.

Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act

The exemptive relief from Sections 17(a)(1) and 17(a)(2) of the 1940 Act summarized in Section V.D of this Application is requested pursuant to Section 17(b) of the 1940 Act, which permits the Commission to approve the sale of securities to an investment company and the

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34  Because purchases and redemptions of Creation Units will be generally processed on an in-kind basis, the Funds will not generate capital gains to the same degree as traditional mutual funds.

35  Investment Company Act Release No. 17534 (June 15, 1990), at 84.

purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction…are reasonable and fair and do not involve overreaching on part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned…and the proposed transaction is consistent with the general purposes of the [1940 Act].”

The sale and redemption of Creation Units of each Fund will be on the same terms for all investors, regardless of whether or not an investor is an affiliate or Second-Tier Affiliate.  In each case, Creation Units are sold and redeemed by the Trust at their NAV.  Accordingly, the Applicants believe that the proposed transactions described herein satisfy the Section 17(b) standards for relief because (i) the terms of the transactions, including the consideration to be paid or received for Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transactions will be consistent with the Trust’s policy; and (iii) are consistent with the general purposes of the 1940 Act.

D.

Satisfaction of Regulatory Concerns

In developing the structure and investment process of each Fund, Applicants sought to address all of the regulatory concerns raised in the Concept Release regarding actively managed ETFs.

1.

Transparency of Portfolio Securities; Front-Running/Free-Riding Risk

The Applicants believe that investors have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and thereby minimize the probability that shares of an ETF will trade at a significant premium or discount to NAV.  Each Fund will provide at least the same level of transparency in portfolio holdings as currently found with Index ETFs.  Applicants believe that the best way to ensure effective arbitrage activity in the Shares is to provide the full portfolio holdings of each Fund to market participants.36  This portfolio transparency will permit arbitrageurs to precisely (i) measure the premium and discount that is created when the market price of  a Fund's Shares deviates from NAV and (ii) calculate the arbitrage opportunity they could capture through the creation and redemption process.  Such arbitrage opportunities are expected to minimize any deviation between the NAV and the market price of Shares, a concern reiterated by the Commission in its Concent Release.  As discussed in Section III.G.3 of this Application, the Adviser proposes to provide full transparency of each Fund's portfolio on each Business Day.

Moreover, Applicants do not believe the disclosure of a Fund’s Portfolio Instruments on each Business Day will increase the Fund’s exposure to possible “front

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36  See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

running” and “free riding” by third-party investors.  Since security transactions are booked and reflected on a Fund’s records the day after trade date (T+1), disclosure of Portfolio Instruments used to calculate a Fund’s NAV on a Business Day will not include trades processed on that date.  Accordingly, since portfolio transactions will only be disclosed after they have been affected, the risk of “front running” and “free riding” to a Fund resulting from the disclosure of Portfolio Instruments as discussed in Section III.G.3 of this Application is expected to be minimal.

2.

Liquidity

Applicants believe that the successful exercise of arbitrage opportunities created by a deviation in a Fund’s NAV from the market price of its Shares is dependent upon, among other things, the arbitrageur’s ability to promptly accumulate a Creation Deposit and/or sell securities received in-kind from a Fund pursuant to the redemption of one or more Creation Units.  Liquidity of securities comprising a Fund’s portfolio is therefore a key element to help facilitate arbitrage opportunities.  Each Fund is designed to provide the liquidity of Index ETFs and as such will only invest in securities that are listed and traded on a U.S. or non-U.S. securities exchange.

3.

Other Operational Issues

The Applicants are not aware of any other issues that could cause a Fund to operate differently from an Index ETF, or that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from a Fund.  In fact, since each Fund will primarily invest in equity securities traded on a U.S. or a non-U.S. securities exchange, Applicants believe that the operation of each Fund will be essentially identical to the majority of equity-based Index-ETFs.

4.

Potential Discrimination Among Shareholders

The Commission raised a concern in the Concept Release that significant deviations could develop between the market price and the NAV of the shares of actively-managed ETFs.  As discussed in Section II.A of this Application, because each Fund is designed to ensure effective arbitrage activity, Applicants do not believe that there is any greater risk that a deviation may develop between the market price of the Shares of a Fund and their respective NAV.

In fact, the degree of correspondence between the market prices and NAVs for Actively Managed ETFs trading in the U.S. market as of March 1, 2010 has been close.  For the period of March 1, 2009 through March 31, 2010 (“Period”), the deviation between the midpoint of the bid/ask spread (“Bid/Ask Price”)37 and NAV of the

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37  The Bid/Ask Price of an Actively Managed ETF is determined by using the highest bid and lowest offer on the Listing Market as of the time of calculation of the fund’s NAV.

following Actively Managed ETFs only exceeded 50 basis points (“BP”) on a limited number of days:38

		Bid/Ask Price Above NAV (Premium)			Bid/Ask Price Below NAV (Discount)
	Total Days Traded in Period	50-99 BP	100-199BP	>200 BP	50-99 BP	100-199BP	>200BP
Grail RP Financials ETF	124	1	0	1	0	0	0
Grail RP Focused Large Cap Growth ETF	124	1	1	0	0	0	0
Grail RP Technology ETF	124	0	0	1	0	0	0
Grail RP Growth ETF	124	0	0	1	0	0	0
Grail American Beacon Large Cap Value ETF	278	1	1	2	2	0	1
iShares Diversified Alternatives Trust	114	0	0	0	0	0	0
PIMCO Intermediate Municipal Bond Strategy Fund	83	0	0	0	0	0	0
PIMCO Enhanced Short Maturity Strategy Fund	91	0	1	0	0	0	0
PIMCO Short Term Municipal Bond Strategy Fund	38	0	0	0	0	0	0
PowerShares Active Alpha Multi Cap Fund	228	0	1	2	0	0	1
PowerShares Active AlphaQ Fund	228	1	4	3	0	0	1
PowerShares Mega Cap Fund	228	0	0	4	0	0	0
PowerShares Active U.S. Real Estate Fund	228	3	9	27	2	1	1

In fact, with the exception of PowerShares Active U.S. Real Estate Fund, each fund’s Bid/Ask Price was within 50 BP of its corresponding NAV at least 96% of the days of the Period.  The Bid/Ask Price of PowerShares Active U.S. Real Estate Fund was within 50 BP of its corresponding NAV at least 81% of the days of the Period.

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38  The data set forth in the table has been extracted from information on the following websites:  grailadvisors.com, ishares.com, pimcoetfs.com, and invescopowershares.com.  AdvisorShares Dent Tactical ETF also operated during the Period and reports that on 33 of the 197 days of trading, the Bid/Ask Price deviated from the NAV in an amount greater than .2%.  The number of days during which such deviation exceed .5% or 50 BP is not known.

Applicants believe that the overall close correspondence between the NAVs and market prices of the shares of the above referenced funds is due to portfolio transparency and the arbitrage opportunities provide by the ability to purchase and redeem Creation Units of these securities.  Because Shares of each Fund will have the same arbitrage feature, Applicants expect that the market price of the Shares will also closely track their NAV.

5.

Potential Conflicts of Interest for ETF Investment Advisers

The Commission also observed in the Concept Release that the operation of an ETF-specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities-may lend itself to certain conflicts for the ETF’s investment adviser, who has discretion to specify the securities to be included in the baskets.  The Commission stated that these conflicts would appear to be minimized in the case of an Index ETF because the universe of securities that may be included in the ETF’s portfolio generally is restricted by the composition of its corresponding index.  The Commission surmised that the same would not appear to be the case for an Actively Managed ETF, because the increased investment discretion of an adviser to such an ETF would seem to increase the potential for conflicts of interest.  The Commission did not identify what specific conflicts of interest could arise because of this active management.  Applicants do not, however, believe that the conflicts raised by the proposal for the Adviser are any greater than for an investment adviser to any actively managed discretionary account, such as a mutual fund.  In this regard, it is noted that Fund shareholders, like investors in mutual funds, are already protected by Section 48 of the 1940 Act which prohibits the Adviser from utilizing another person to perform an act on behalf of the Adviser that the Adviser cannot lawfully perform directly.

Moreover, full transparency of Portfolio Instruments maximizes tighter tracking of a Fund’s Shares and its daily NAV.  Applicants believe that the market for the Portfolio Instruments is simply too liquid, deep and competitive for the Adviser or any Other Adviser or any affiliate of such persons to be able to take any action that could favor the interest of such persons to the detriment of shareholders.

In addition, pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Other Adviser will have written policies and procedures designed to prevent violations of the Advisers Act and the rules there under.  The Adviser and each Other Adviser will have adopted policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, the Exchange Act, and the rules there under.  In addition, each of the Adviser, any Other Adviser, and the Distributor will have adopted a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Person (as defined in Rule 17j-1) from engaging in conduct prohibited by the rule.

Finally, the Adviser is not nor will it be registered as a Broker.  Except for the investment management services that the Adviser will provide to a Fund, the Adviser does not expect to provide any other services to the Fund.  Subject to the approval of the Board, an affiliated person of the Adviser (“Adviser Affiliate”) may provide custody, fund accounting, administration, transfer agency and dividend disbursement services to the Trust.  To the extent that any Fund uses the services of an Adviser Affiliate, Other Adviser, or an affiliate of an Other Adviser Affiliate to provide these services, such activities will comply with the Act, the rules there under, and the terms and conditions of this Application.

6.

Prospectus Delivery in Connection with Secondary Market Purchases

In the Concept Release, the Commission questioned whether or not it would be appropriate to exempt dealers from the prospectus delivery requirements with respect to shares of an actively managed ETF traded in the secondary market if such ETF is organized as an open-end investment company.  While Section 4(3) of the Securities Act generally exempts dealer transactions from the prospectus delivery requirements set forth in Section 5 of the Securities Act, Section 24(d) otherwise requires the delivery of a Prospectus in connection with a purchase of Fund Shares in the secondary market since Shares are also redeemable in Creation Units.

Applicants believe that the option to provide a Summary Prospectus to satisfy the prospectus delivery requirements set forth in Section 5 of the Securities Act in connection with the purchase of Shares on the secondary market parallels the relief from Section 24(d) provided in prior exemptive relief to Index ETFs and which was conditioned upon the delivery of a “product description” at or prior to the purchase of shares of an Index ETF in the secondary market.  Accordingly, a statutory prospectus satisfying the requirements of Section 10 of the Securities Act or a Summary Prospectus will be delivered prior to or at the time of each purchase of Shares on the secondary market   Applicants will arrange for dealers selling Shares in the secondary market to provide purchasers with a Prospectus or a Prospectus Summary.

V. REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

A.

Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as “a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.”  Section 2(a)(32) of the 1940 Act defines a redeemable security as

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer…is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities.

Accordingly, Applicants request an order under Section 6(c) of the 1940 Act granting an exemption from Sections 5(a)(1) and 2(a)(32) to permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only as described in Section III.B of this Application.

The relief requested herein is very similar to that granted by the Commission to Index ETFs and other Actively Managed ETFs permitting the creation of Creation Units described in such orders to be separated into individual shares which are not redeemable.  Applicants believe that issues raised in this Application with respect to Sections 2(a)(32) and 5(a)(1) of the 1940 Act are the same issues raised in the applications for the orders granted to the Index ETFs and other Actively Managed ETFs and merit the same relief.

Creation Units will always be redeemable in accordance with the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption while listing Shares on the Listing Market will afford all holders of Shares the benefit of intraday liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional costs), the price of Shares on the secondary market and the price of the NAV of individual Shares of a Creation Unit should not vary substantially.39  Also, each investor is entitled to purchase and redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of indivisual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

As noted in Section IV.A (Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act), the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect.  On the basis of the foregoing as well as the rationale set forth in Section IV.A., the Applicants believe that an exemption from Sections 5(a)(1) and 2(a)(32) to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, satisfies the requirements of Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act.

B.

Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act provides that:

“no registered investment company shall sell any redeemable security issued by it to any person except or through a principal underwriter for distribution or at a current public offering price described in the prospectus.”

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39  See Section IV.D.4 of this Application.

Rule 22c-1 under the 1940 Act provides in part, that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security, shall sell, redeem, or repurchase such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security…..”

Shares of each Fund will be listed on the Listing Market and a Market Maker will maintain a market for such Shares.  The Shares will trade on and away from the Listing Market at all times on the basis of current bid/ask prices and not on the basis of NAV next calculated after receipt of any sale order.  The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the applicable Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.  Accordingly, Applicants request an order under Section 6(c) of the 1940 Act granting an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit Shares to trade at negotiated prices on the Listing Market.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of creating, redeeming, and pricing Shares of each Fund.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.40

Applicants do not believe that any of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve a Fund as a party and therefore cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.  Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved with the sale of Shares.

Further, Applicants also contend that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares by purchasing or selling them on the Listing Market or by

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40  See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

creating or redeeming a Creation Unit.  Therefore, no dealer should have an advantage over another dealer in the sale of Shares.  In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV.  If the price for Shares of a Fund should fall below their NAV (which is calculated based on the value of the Fund’s underlying assets), an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.  Based on the trading history of Actively Managed ETFs and summarized in Section IV.D.4 of this Application, Applicants have strong reason to believe that the closing price of Shares should closely track their NAV.

Applicants believe that the nature of the markets in the component securities corresponding to the objective and investment strategy of each Fund will be primarily determinant of premiums and discounts between the closing price of Shares and their NAV.  Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessment of price changes in the Portfolio Instruments held by a Fund.  An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid would be higher or lower than the actual NAV next computed by a Fund.  (Indeed, such an investor may not wish to wait for the computation of NAV before purchasing or selling).  Applicants believe that this ability to execute a transaction in Shares at an intraday trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Although the portfolio of each Fund will be actively managed, Applicants do not believe that the portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Each Fund’s Portfolio Instruments and their respective weightings will be disclosed daily.  Moreover, changes to a Fund’s Portfolio Instruments shall be made consistent with the Fund’s investment objectives and strategies and all market participants will be made aware of such changes as a result of the daily disclosure of the Portfolio Instruments.

On the basis of the foregoing as well as the rationale set forth in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act), Applicants believe that an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit Shares to trade at negotiated prices on the Listing Market satisfies the requirements of Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes of the 1940 Act.

C.

Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

Since it is anticipated that an Investing Fund may desire to acquire Shares of a Fund in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act, Applicants request relief from: (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of said limits.41

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.42  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.43  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.44

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).45 These abuses included: (i) the direction of operations of an acquired fund through ownership of a controlling block of stock; (ii) the coercion of the acquired fund by threatening large-scale redemptions of the acquired fund's shares; (iii) the charging of excessive fees due to the layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iv) the unnecessary complexity of investment structure.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the "PPI Report").46

Applicants propose a number of conditions designed to address these concerns which are set forth in Section VI.B (Section 12(d)(1) Relief) of this Application.  Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps

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41  In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this application.

42  House Hearing, 76th Cong., 3d Sess., at 113 (1940).

43  Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

44  House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

45  See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

46  Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

to ensure that an Investing Fund complies with any terms and conditions of the requested relief by requesting that an Investing Fund enter into an FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the order.  Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined herein) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with an Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits an Investing Fund and an Investing Fund Affiliate from causing an investment by the Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.6 and B.9 are specifically designed to address the potential for a Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates, which is defined herein) to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to a Fund is covered by Section 10(f) of the 1940 Act.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund or may decline to enter into a FOF Participation Agreement with the Investment Fund to facilitate a purchase of Shares in excess of the limits of Section 12(d)(1)(A).  To the extent an Investing Fund purchases Shares in the secondary market, a Fund may similarly decline to enter into a FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.  Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of a Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.  Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the Financial Industry Regulatory Authority (“FINRA”).

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in a Fund and not in any other investment company.47  No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling a Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits.  In addition to avoiding excess complexity, the fact that no Fund relying on the exemption from Section 12(d)(1) requested herein will invest in any other investment company in excess of the limits of Section 2(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing as well as the rationale set forth in Section IV.B. (Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the 1940 Act), Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of said limits satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

D.

Sections 17(a)(1) and 17(a)(2) of the 1940 Act

1.

Affiliates: Other than Investing Funds

Section 17(a) of the 1940 Act, among other things, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)…..”

unless the Commission upon application pursuant to Section 17(b) of the 1940 Act grants an exemption from the provisions of Section 17(a).

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47  Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities by such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

Section 2(a)(9) of the 1940 Act states that “control” is “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with the company.”  Section 2(a)(9) also provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company…”.

Under Section 2(a)(3)(E), the Adviser is an affiliate of a Fund as it is the investment adviser to the Fund.  Pursuant to Section 2(a)(9), a Fund may also be deemed to be controlled by the Adviser and thus any entity controlling, controlled by or under common control with the Adviser may be an affiliated person or Second Tier Affiliate of the Fund.48  Consistent with this premise, a Fund may be deemed to be under common control and an affiliate of any other registered investment company (or series thereof) advised by the Advisor ("Affiliated Fund").

Applicants anticipate the possibility that a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act.  In addition, there exists a possibility that a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of an Affiliated Fund making that investor a Second Tier Affiliate of each Fund.  For so long as such an investor is deemed to be an affiliate or Second Tier Affiliate, Section 17(a)(1) could be read to prohibit such person from depositing a Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise, Section 17(a)(2) could be read to prohibit the investor from redeeming a Creation Unit in-kind.  Accordingly, Applicants request an order under Section 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit persons that are affiliated persons or Second Tier Affiliates of a

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48  Section 2(a)(9) of the 1940 Act defines “control” as “…the power to exercise a controlling influence over the management and policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Fund solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of the Fund or the Trust; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions of Creation Units in-kind.49  Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either affiliated persons or Second Tier Affiliates of a Fund, Applicants are also requesting an exemption under Section 6(c) as well as under Section 17(b) of the 1940 Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).  Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons or Second Tier Affiliates from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be affected in exactly the same manner for all purchases and redemptions, regardless of size or number.  All Creation Units will be issued and redeemed in the same manner at their NAV and there will be no discrimination between purchasers or redeemers.  Further, Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Fund, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer.

The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives.  Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with a Fund’s objectives and with the general purposes of the 1940 Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons or Second Tier Affiliates because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing

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49  To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund and an affiliate, relief from Section 17(a) would not be necessary.

securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

On the basis of the foregoing as well as the rational set forth in Section IV.C (Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act) and Section IV.A (Support for the Relief Requested Pursuant to Section 6(c) of the 1940 Act), Applicants believe that the relief requested: (i) satisfies Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) satisfies Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.

Affiliates: Investing Funds

As explained in Section V.D.1 (Sections 17(a)(1) and 17(a)(2)-Affiliates Other Than Investing Funds), Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  An Investing Fund relying on the requested exemptive relief from Section 12(d)(1) of the 1940 Act could own 5% or more of the outstanding voting securities of a Fund.  In such cases, and for other reasons, an Investing Fund could become an affiliate or a Second Tier Affiliate of a Fund and, as a result, direct, in-kind sales and redemptions of its Shares with an Investing Fund could be prohibited.  Accordingly, Applicants request an order under Section 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit an Investing Fund that is an affiliated persons or Second Tier Affiliates of a Fund to effectuate purchases and redemptions of Creation Units  in-kind.50

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of purchases or redemptions of Creation Units by Investing Funds that may be deemed to be either affiliated persons or Second Tier Affiliates of a Fund, Applicants are also requesting an exemption under Section 6(c) as well as under Section 17(b) of the 1940 Act to permit an Investing Fund that is an affiliated persons or Second Tier Affiliates of a Fund to effectuate purchases and redemptions of Creation Units  in-kind..

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing

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50  Applicants anticipate that most Investing Funds will purchase Shares in the secondary market.  Relief from Section 17(s) is not required when an Investing Fund that is an affiliate or Second Tier Affiliate of a Fund purchases or sells Shares in the secondary market as such transactions are not principal transactions with the Fund.

property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.

Applicants believe that an exemption is appropriate because the purchase or redemption of Creation Units will be based on the NAV of the Fund regardless of whether the Investing Fund is an affiliate of the Fund or not.  Moreover, the purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment policies set forth in the Investing Fund’s registration statement.  The FOF Participating Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in its registration statement.

For the reasons set forth herein and in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act), Section IV.C (Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act), Section V.C (Section 12(d)(1) of the 1940 Act), and Section V.D.1 (Sections 17(a)(1) and 17(a)(2)-Affiliates Other than Investing Funds), Applicants believe that relief requested: (i) satisfies Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) satisfies Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. EXPRESSED CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.

Actively-Managed Exchange-Traded Fund Relief

1.

Each Prospectus will clearly disclose that, for purposes of the 1940 Act, Shares are issued by a registered investment company and that the acquisition of Shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

2.

As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on the Listing Market.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund.  Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.

The website for each Fund, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for a Fund: (a) the prior Business Day’s NAV and closing price of the Shares on the Listing Market, and a calculation of the premium or discount of the closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

5.

The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed calendar year (and the most recently completed quarter or quarters, as applicable, since that year) and (ii) in the case of the annual report, for the immediately preceding five fiscal years (or for the life of the Fund, if shorter); and (b) the cumulative total return and the average annual total return based on NAV and closing price, calculated on a per Share basis for one-, five- and ten-year periods as of the most recently completed calendar year-end (or for the life of the Fund, if shorter than five or ten years).

6.

On each Business Day, before commencement of trading in Shares on the Listing Market, each Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of that Business Day.

7.

The Adviser or any Other Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

8.

The requested order will expire on the effective date of any Commission rule under the 1940 Act that provides substantially similar or more flexible relief to that contained in the order requested in this Application.

B.

Section 12(d)(1) Relief

1.

The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.

No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund.  Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the

Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.

The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund.  The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.

Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of FINRA.

12.

No Fund relying on this Section 12(d)(1) relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this Application.  The Applicants further state that all written or oral communications concerning this Application should be directed to:

Leslie K. Klenk, Esq.

Scot E. Draeger, Esq.

Bernstein Shur

P.O. Box 9729

Portland, ME 04104-5029

(207) 228-7295/(207) 228-7336

A copy of all written communications regarding this Application should be directed to:

Ronald Corn, Chief Compliance Officer

Huntington Asset Advisors, Inc.

41 South High Street

Columbus, Ohio 43215

Applicants have attached as an exhibit to the Application the required verification.

B. Randolph Bateman is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President.

In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated:  October 21, 2010

By: __/s/ B. Randolph Bateman__________

Name: B. Randolph Bateman

Title: President, Huntington Asset Advisors, Inc.

Initial Trustee, Huntington Strategy Shares

EXHIBIT A - VERIFICATION

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Amended and Restated Application for an order for and on behalf of Huntington Asset Advisers, Inc.; that he is the President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: __/s/ B. Randolph Bateman__________

Name: B. Randolph Bateman

Title: President, Huntington Asset Advisors, Inc.

 Initial Trustee, Huntington Strategy Shares

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